UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Metropolitan Health Networks Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

592142103
(CUSIP Number)

Paul Johnson
Nicusa Capital Partners, L.P.
17 State Street, Suite 1650
New York, NY 10004
(212) 293-3402
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  592142103

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Nicusa Capital Partners, L.P. EIN No 65-117893
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 2,236,142
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,236,142
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,236,142
WITH	10	SHARED DISPOSITIVE POWER 2,236,142
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Item 1. Security and Issuer

Item 1(a). Name of Issuer:

Metropolitan Health Networks, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

250 Australian Avenue South, Suite 400
West Palm Beach, L 33401

Item 1(c). Title of Class of Securities:  Common Stock

Item 1(d). CUSIP Number: 592142103

Item 2. Identity and Background

Item 2(a). Name of Person Filing:

Nicusa Capital Partners, L.P. and Nicusa Investment Advisors, LLC

This statement is filed on behalf of Nicusa Capital Partners, L.P. (“Nicusa Capital”) and Nicusa investment Advisors, LLC (“NIA”). NIA serves as the investment advisor to Nicusa Capital – and also serves as an advisor for the accounts of various third parties who are otherwise unaffiliated with Nicusa Capital. This statement pertains to all of the shares of the issuer held by both Nicusa Capital and the other accounts managed by NIA.

Item 2(b). Address of Principal Business Office or, if None, Residence:

17 State Street, Suite 1650, New York, New York 10004

Item 2(c) Background:

Nicusa Investment Advisors, LLC, a Delaware limited liability company, acts as an investment adviser to Nicusa Capital Partners, L.P. and other clients.

Nicusa Capital Partners, L.P., a Delaware limited partnership, is a private investment partnership.
During the last five years, neither Nicusa Investment Advisors, LLC, nor any of its respective officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Prior to founding Nicusa Capital Partners, L.P., Paul Johnson (the managing member of Nicusa Investment Advisors, LLC) was a managing director and senior research analyst at Robertson Stephens. On November 11, 2005, a jury returned a verdict in a civil enforcement action commenced by the Securities Exchange Commission (the “Civil Action”) finding that Mr. Johnson violated the federal securities laws in connection with Robertson Stephens’ research reports on three companies. Thereafter in August, 2006, the SEC instituted public administrative proceedings (the “Administrative Proceeding”) to determine what remedial action would be appropriate following the jury verdict in the Civil Action.

In lieu of an appeal of the jury verdict, Mr. Johnson entered into a settlement with the SEC, pursuant to which Mr. Johnson agreed to the entry of a final judgment in the Civil Action (i) enjoining him, for a period of five (5) years, from future violations of Section 10(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Section 17(a) of the Securities Act, (ii) requiring disgorgement of certain profits gained as a result of the conduct for which he was found liable by the jury and (iii) requiring payment of a civil penalty pursuant to Section 21(d)(3) of the Exchange Act.  With respect to the Administrative Proceeding, Mr. Johnson submitted an Offer of Settlement that was accepted by the SEC, pursuant to which he consented to a five-year bar from association with any broker or dealer, with the right to reapply for association after five years to an appropriate self-regulatory organization or to the Commission.

Item 3. Source and Amount of Funds or Other Consideration

All Shares were purchased in the open market using NIA's assets.  No leverage or loans were used in the acquisition.

Item 4. Purpose of Transaction:

The securities of the issuer were acquired by NIA for investment purposes in the ordinary course of business and not for the purpose of changing or influencing the control of the issuer.  Due to recent changes in the management of the issuer – specifically the dismissal of the issuer’s Chief Executive Officer – NIA now seeks to influence certain actions and decisions by the Board of Directors of the issuer, as reflected in the correspondence annexed as an exhibit to this filing.

Item 5.
(a)	Shares Outstanding:		39,800,000
(b)	Amount beneficially owned:		2,236,142
(c)	Percent of class:		5.6%
(d)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	2,236,142
	(ii)	Shared power to vote or to direct the vote:	2,236,142
	(iii)	Sole power to dispose or to direct the disposition of:	2,236,142
	(iv)	Shared power to dispose or to direct the disposition of:	2,236,142

Item 5(e):Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 5(f):  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:  Not Appliable

Item 5(g):  Identification and Classification of Members of the Group:

Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Except as otherwise set forth herein, no contract, arrangement, understanding or relationship with any person with respect to the securities of the Company between Nicusa Capital Partners, L.P., Nicusa Investment Advisors, LLC and any person or entity.

Item 7: MATERIAL TO BE FILED AS EXHIBITS:

Letter dated March 2, 2010 from Nicusa Capital Partners, L.P. to Board of Directors of the Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

March 3, 2010
Date

 /s/ Paul Johnson
Signature

 Paul Johnson, Managing Member
Name/Title

Nicusa Capital
17 State Street
16TH Floor – Box 130
New York, NY  10004

212-293-3402

March 2, 2010

Mr. Eric Haskell
Chairman of the Board
Metropolitan Health Networks, Inc.
250 Australian Avenue, Suite 400
West Palm Beach, Florida  33401

Dear Mr. Haskell and the Board of Directors of Metropolitan Health Networks:

As of March 2, 2010 Nicusa Capital owns 2,236,142 shares, or approximately 5.6%, of the outstanding shares of the Company.  This letter references my letter of February 8, 2010.

In that letter I demanded the reinstatement of Mr. Michael Earley as the Company’s CEO.  In talking with other large shareholders, I have found strong support for this action.  As such, I am confused as to why the Board extended Mr. Earley’s contract for merely an additional 90 days.  Without a permanent CEO in place, the Company will not have the leadership it needs to navigate the significant changes underway in the healthcare industry.  Furthermore, Mr. Earley has the support of shareholders.  Please explain the logic behind this decision.

I was pleased with the Company’s recent financial performance.  I believe the credit for this performance accrues to the Company’s management and further supports a permanent reinstatement of Mr. Earley.

On February 23, 2010, the Company announced the successful results of the recent pilot of its Patient-Centered Medical Home (PCMH) and then announced this week that it had received the prestigious and well respected NCQA level 3 recognition for its PCMH initiative.  In an environment when the current Administration is desperately searching for ways to expand coverage while controlling costs, the results from the PCMH are significant.  It is my understanding that Humana is enthusiastic about these efforts, which will only strengthen the relationship between the two companies.  Furthermore, the PCMH is clear indication of the efforts management, led by Mr. Earley, has made to develop a long-term strategy for the Company.  I believe strongly that much of the credit for the implementation of PCMH is due to Mr. Earley’s efforts to champion the concept with his management team and the Board of Directors.

As I articulated in my February 8, 2010 letter to the Board, I am demanding the reconstitution of the Board of Directors.  In my opinion the Board is too large and overpaid.  In addition to replacing current directors, the number of Board seats should be reduced to 5 from its current 7, and total annual compensation should not exceed $75,000 per director.  I acknowledge Dr. Harrison’s decision to retire.  However, the Board now has an even number of directors, which can create dead-locked votes.  I believe one additional board member should resign.

Board expenses should not be such a large percentage of the Company’s reported net income, particularly given the stock’s long-term underperformance relative to the overall market and direct peers.  By comparison, Continucare’s directors averaged less than $50,000 in compensation in fiscal years 2007, 2008 and 2009, and total Board compensation averaged just over half of that of Metropolitan despite Continucare being larger and more profitable.

	2008 Compensation				2007 Compensation
	Fees	Stock	Options	Total	Fees	Stock	Options	Total
David A. Florman	56,750	30,829	4,212	91,791	55,375	44,825	8,664	108,864
Martin W. Harrison M.D.	57,000	30,829	4,212	92,041	52,250	28,639	4,468	85,357
Eric Haskell	73,250	30,829	4,212	108,291	60,375	28,639	4,468	93,482
Karl M. Sacks	61,000	30,829	4,212	96,041	58,750	28,639	4,468	91,857
Robert E. Shields	59,000	30,829	4,212	94,041	56,188	50,550	10,167	116,905
Barry T. Zenman	57,000	30,829	4,212	92,041	53,938	28,639	4,468	87,045
Total	364,000	184,974	25,272	574,246	336,876	209,931	36,703	583,510

Average Non-executive Director				95,708				97,252
Net Income				10,204,467				5,913,998
Total Non-executive Director $/ Net Income				5.6%				9.9%

Number of Meetings				19				14
Number of Committee Meetings				20				28

As far as I can tell, the only thoughtful decision that the Board has made is the Company’s aggressive share buy-back program and I applaud them for renewing the program this week.

I expect a prompt response.

Sincerely,

Paul Johnson
Managing Member